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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 1, 2010

THUNDER MOUNTAIN GOLD

(Exact Name of Registrant as Specified in its Charter)

Idaho	**001-08429**	**91-1031075**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5248 W. Chinden, Boise, Idaho	**83714**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **208-658-1037**

(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (3-05) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Mr. Chapman was appointed director on January 28, 2010. He was also appointed as Chair of the Audit Committee, replacing Eric Jones. There was no arrangement or understanding between the director and any other person pursuant to which Mr. Chapman was appointed director.

Item 8.01 Other Events

On February 1, 2010, the Registrant disseminated a release announcing that Mr. R. Llee Chapman was appointed to the Board of Thunder Mountain Gold Inc. during its quarterly Board meeting. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference to such filing.

Item 9.01 Exhibits.

> (d) Exhibits

Exhibit Number	Description
99.1	Release, dated February 1, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THUNDER MOUNTAIN GOLD, INC.
             (Registrant)

By: /s/ E. JAMES COLLORD

E. James Collord
President, Director and Chief Executive Officer

Date: February 2, 2010



THUNDER MOUNTAIN GOLD INC.

5248 W. Chinden Blvd.
Boise, Idaho 83714

Telephone: (208) 658-1037
Fax: (208) 322-5626

News Release

THUNDER MOUNTAIN GOLD APPOINTS R. LLEE CHAPMAN TO THE COMPANY`S BOARD

Elko, Nevada, February 1, 2010: Thunder Mountain Gold, Inc. (OTCBB: THMG), is pleased to announce the appointment of R. Llee Chapman to its Board of Directors.

Mr. Chapman is the former Regional Vice President for Newmont Mining Corporation (NYSE: NEM) – North America – and was responsible for the development and business planning in the North American Region, with annual expenditures of between one to two billion dollars (U.S.), implementing and managing the Capital Effectiveness Program and related controls, and was responsible for the administration of the region's Accounting, Information Technology and Supply Chain functions. Mr. Chapman is also experienced with mine start-up's and Initial Public Offerings.

His many years of mining experience also includes public company CFO level management in positions with Barrick Goldstrike Mines (NYSE: ABX), Apollo Gold Inc. (AMEX: AGT, and TSX: APG), Knight Piesold & Co. (Denver), Idaho General Mines (now General Moly - AMEX: GMO). He was also involved with the accounting controls at the Gold Fields – Chimney Creek Mine and Asarco Inc.

Mr. Chapman holds a Bachelor of Science degree in Accounting from Idaho State University, and is a licensed CPA in Idaho and Montana.

In addition to his appointment as a Director, Mr. Chapman will replace Eric Jones as Chair of the Audit Committee.

Jim Collord, President of Thunder Mountain Gold, said of the addition of Mr. Chapman to the Board, *"Llee brings a high level of expertise to our Board that will be valuable as we embark on our TSX-V listing, continue to grow our portfolio of outstanding properties, and further the development of South Mountain. His extensive experience in mine development and small company initial public offerings will contribute to the growth and success of the Company."*

Llee Chapman commented on his appointment to the Board, *"I am excited for this opportunity, and look forward to utilizing my experience in helping Thunder Mountain grow their company and advance their properties."*

About Thunder Mountain Gold, Inc.:

Thunder Mountain Gold is an exploration company focused on the generation of precious and base metal projects in the Western United States, Mexico, and Alaska. A 75-year-old company, Thunder Mountain Gold performs its own natural resource exploration and generates value for shareholders by aggressively developing high-grade, high-quality precious and base metal resources in politically stable mining regions.

Investor Relations: Eric Jones e-mail: eric@thundermountaingold.com
                         Jim Collord e-mail: jim@thundermountaingold.com

Forward-Looking Statements: Statements made which are not historical facts, such as anticipated production, exploration results, costs or sales performance are *"forward-looking statements"*, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to, metals prices volatility, volatility of metals production, exploration project uncertainties, industrial minerals market conditions and project development risks. Refer to the Company's Periodic Filings for a more detailed discussion of factors that may impact expected future results. Thunder Mountain Gold undertakes no obligation to publicly update or revise any forward-looking statements.

Cautionary Note to Investors - The United States Securities and Exchange Commission ("SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.